                                                                    EXHIBIT 12.4

                 IKON OFFICE SOLUTIONS, INC. AND SUBSIDIARIES
       RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                   (EXCLUDING CAPTIVE FINANCE SUBSIDIARIES)
                            (dollars in thousands)


                                                                          Fiscal Year Ended September 30
                                                  ------------------------------------------------------------------------
                                                     1999         1998             1997            1996             1995
                                                  ----------   -----------       ---------      ----------       ----------
Earnings
   Income (loss) from continued operations        $  (51,437)  $  (140,552)      $  85,897      $  140,656       $  100,539
   Add:
       Provision for income taxes                     (7,378)      (33,291)         65,931          85,512           63,938
       Fixed charges                                 103,085        98,544          92,738          59,514           42,138

                                                  ----------   -----------       ---------      ----------       ----------
   Earnings, as adjusted                  (A)     $   44,270   $   (75,299)      $ 244,566      $  285,682       $  206,615
                                                  ==========   ===========       =========      ==========       ==========

Fixed charges
   Other interest expense, including
       Interest on capital leases                 $   71,225   $    70,668       $  47,453      $   37,179       $   21,672
   Estimated interest component of
       rental expense                                 31,860        27,876          26,584          22,335           20,466
   Prepayment penalties on early
       extinguishment of debt                                                       18,701
                                                  ----------   -----------       ---------      ----------       ----------

   Total fixed charges                               103,085        98,544          92,738          59,514           42,138

   Preferred stock dividends, as adjusted                           31,798          32,351      $   35,768           24,892
                                                  ----------   -----------       ---------      ----------       ----------

   Total fixed charges and preferred
       stock dividends                            $  103,085   $   130,342       $ 125,089      $   95,282       $   67,030
                                                  ==========   ===========       =========      ==========       ==========

Ratio of earnings to fixed charges
                          (A) divided by (B)             0.4 (1)      (0.6) (2)        2.0 (3)         3.0 (4)          3.1
                                                         ===         =====             ===             ===              ===

(1) Excluding the effect of the shareholder litigation settlement charge, the ratio of earnings to fixed charges (excluding finance subsidiaries) for the fiscal year ended September 30, 1999 is 1.4.

(2) Excluding the effect of transformation costs and the loss from asset impairment, the ratio of earnings to fixed charges (excluding finance subsidiaries) for the fiscal year ended September 30, 1998 is .2.

(3) Excluding the effect of transformation costs, the ratio of earnings to fixed charges (excluding finance subsidiaries) for the fiscal year ended September 30, 1997 is 3.0.

(4) Excluding the effect of transformation costs, the ratio of earnings to fixed charges (excluding finance subsidiaries) for the fiscal year ended September 30, 1996 is 3.2.